UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04029723

June 18, 2004

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Curtis B. Anderson
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Act: Exchange Act of 1934
Section: Regulation M
Rule: 102(a)
Public Availability: June 18, 2004

Re: Hines Real Estate Investment Trust, Inc.
File No. TP 04-32

Dear Mr. Anderson:

In your letter dated June 4, 2004, as supplemented by conversations with the staff, you request an exemption from Rule 102 of Regulation M and an exemption from or, alternatively, a no-action position under, Rule 13e-4 under the Exchange Act to permit Hines Real Estate Investment Trust, Inc. (the "Company") to redeem shares of its common stock under the Company's respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102. Furthermore, in connection with the Company's periodic redemptions of shares of its common stock pursuant to its respective Redemption Plan, the Company may be engaged in an issuer tender offer for purposes of Rule 13e-4 under the Exchange Act.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to redeem shares of its common stock under its respective Redemption Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others: (i) shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the Redemption Plan; (ii) there is no trading market for the Company's common stock and the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption; (iv) during the Offering and for five years thereafter, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 5% of the number of shares outstanding of the Company and, beginning five years after the termination of the Offering, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and (v) the terms of the Redemption Plan will be fully disclosed in the Company's prospectus included in the Company's registration statement. This exemption is subject to the condition that the Company shall terminate its Redemption Plan during the distribution of its common stock if a secondary market for its common stock develops.

In addition, based on your opinion that the Redemption Plan does not constitute an issuer tender offer subject to Rule 13e-4, the facts and representations made in your correspondence and in conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis and conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Repurchase Plan. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any consecutive 12-month period the number of shares repurchased by the Company under its Redemption Plan will not exceed 5% of the number of shares of outstanding common stock of the Company as of the beginning of such 12-month period;
- the repurchase price will be based on the price at which the shares of common stock were initially sold by the Company or the fixed offering price in the Company's dividend reinvestment plan, as the case may be, though at no time will the repurchase price exceed the current public offering price;
- purchases will be made on a quarterly basis;
- shareholders can tender shares for repurchase at any time during the quarter;
- shareholders can withdraw tendered shares at any time prior to the end of the quarter;
- the Company will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;
- the Company will provide thirty days advance notice prior to amending or suspending the Redemption Plan;
- the terms of the Redemption plan will be fully disclosed in the Company's prospectus; and
- there is no trading market for the Company's common stock.

The foregoing exemption from Rule 102 and no-action position taken under Rule 13e-4 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 and Rule 13e-4 to the Redemption Plan as described above. The

Redemption Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation and Division of Corporation Finance express no view with respect to any other question that the Redemption Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Redemption Plan.

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,

Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Office of Trading Practices and Processing
Division of Market Regulation

Attachment

BAKER BOTTS L.L.P.

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980
214.953.6500
FAX 214.953.6503

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

Rule 102(e) of Regulation M
Rule 13e-4 of the Securities and Exchange Act of 1934

June 4, 2004

Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549

Re: Hines Real Estate Investment Trust, Inc./Request for Exemption under Rule 102(e) of Regulation M; Request for Determination or Exemption under Rule 13e-4

Ladies and Gentlemen:

We are counsel to Hines Real Estate Investment Trust, Inc. (the "Company"). The Company is a Maryland corporation which intends to operate, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under, among other provisions, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to redemptions by the Company of shares of its common stock under its proposed stock redemption plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M. We also request that the Division of Corporation Finance concur in the Company's opinion that redemptions under its proposed stock redemption plan do not constitute an issuer tender offer within the meaning of Rule 13e-4 promulgated under the Exchange Act during the period of the plan when aggregate annual redemptions are limited to no more than 5% of outstanding shares as described below, or, in the alternative, that the Division of Corporation Finance, under the authority provided in Rule 13e-4(h)(9), exempt such redemptions, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

The Company

The Company was incorporated in Maryland in August 2003, and was formed primarily to invest in office properties located throughout the United States. The Company currently does not own any properties, but it will use the first $25,000,000 it raises in its public offering, as well as the $10,000,000 Hines Real Estate Holdings Limited Partnership will contribute to Hines REIT Properties, L.P., the operating partnership of the Company (the "Operating Partnership"), to acquire an interest in a limited partnership, which currently owns interests in six office buildings. Other than this initial investment, the Company has not identified any real estate assets it may acquire.

The Company issued 1,000 shares of its common stock to Hines REIT Investor, L.P., an affiliate of the Company's advisor, Hines Advisors Limited Partnership, for $10,000. HALP Associates Limited Partnership, an affiliate of the Company's advisor, also contributed $200,000 to the Operating Partnership in connection with the Company's formation. The Company filed an amended registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission (Registration No. 333-108780) on December 23, 2003, March 2, 2004 and April 9, 2004. Pursuant to this registration statement, the Company intends to offer up to 200,000,000 common shares in an initial public offering, at an offer price of $10.00 per share, and 20,000,000 shares pursuant to the Company's dividend reinvestment plan described below (collectively, the "Offering"). The Company's registration statement has not yet been declared effective by the Commission and, therefore, the Company has not commenced the Offering. We have provided a copy of this registration statement with this letter.

Shares of the Company's common stock will not be listed on any securities exchange or the NASDAQ National Market, nor will such shares be the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act. The Company is not currently subject to the reporting requirements of the Exchange Act; however, as soon as the Company's registration statement is declared effective, the Company will be required to do so under the Exchange Act.

Currently there exists no regular secondary trading market for the Shares, and it is anticipated that no such market will develop during or after the Offering, unless and until the Company determines to list the Shares on a securities exchange or on the NASDAQ National Market. Although the Company may, but does not currently intend to, list the Shares or liquidate its assets and distribute the proceeds of such liquidation to shareholders at some future date, the Company is not required to do either at any time. To provide shareholders with some liquidity for Shares they own, the Company intends to adopt the redemption plan described below. A dividend reinvestment plan also has been adopted for use by the Company to facilitate the reinvestment of dividends by the Company's shareholders. The terms of the Company's dividend reinvestment plan are more fully described in the Company's registration statement, a copy of which is provided with this letter.

Reinvestment and Redemption Plans

Reinvestment Plan

The Company has adopted a dividend reinvestment plan (the "Reinvestment Plan") pursuant to which shareholders may elect to have cash dividends attributable to shares of common stock owned by the participating shareholders reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash dividends will be paid to shareholders on a quarterly basis.

All dividends are reinvested on behalf of participating shareholders in shares of common stock on the date that the dividends are paid. Any dividends not so invested will be returned to the participating shareholders. During the Offering, shareholders will be allowed to purchase additional shares of common stock from the Company pursuant to the Reinvestment Plan at a 5% discount from the public offering price (which will be $10.00 per share), which equals a purchase price of $9.50 per share. After the Offering and until the common stock of the Company is listed, if ever, the per share price of the common stock of the Company under the Reinvestment Plan will be determined by the board of directors of the Company based on the consideration of numerous factors, including the offering price then used if the Company is conducting a subsequent offering of stock. Upon listing, if listing ever were to occur, the price of shares of common stock to be acquired by any participant in the Reinvestment Plan will be the then-current market price on the national securities exchange or the over-the-counter market on which the common stock is listed or traded on the purchase date.

Shares purchased under the Reinvestment Plan are allocated among the Company's participating shareholders based on each participating shareholder's portion of the aggregate dividends received on behalf of participating shareholders. Any uninvested dividends are returned in cash to participants. Currently, under the Reinvestment Plan, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash dividends; however, the board of directors of the Company may amend the terms of the Reinvestment Plan in the future to permit such voluntary contributions. The Company will be responsible for paying any administrative charges incurred in connection with its Reinvestment Plan.

Redemption Plan

There is currently no public secondary market for the common stock of the Company, and the Company believes that there will be no secondary market for the common stock of the Company during or after the Offering, unless and until the Company decides to list the Shares on a national exchange or national market. The Company is not at any time required to list the Shares on a national exchange or national market or liquidate its assets and distribute the proceeds of such liquidation to shareholders. Therefore, in order to provide some liquidity to its shareholders, the Company intends to adopt a share redemption plan (the "Redemption Plan").

Pursuant to the terms of the Redemption Plan, a shareholder who has held Shares for more than one year may, with appropriate notice, present all or a portion of such shareholder's Shares to the Company for redemption. In the limited event of a redemption request received after the death or disability (as such term is defined in the Internal Revenue Code) of a shareholder, the Company may waive the one-year holding period as well as the annual limitation discussed below.

The Redemption Plan would permit the Company to redeem shares while it is engaged in a registered public offering or otherwise. When required, such redemptions will be effected through a reinvestment agent that will be a registered broker-dealer. The Company may, at its option, redeem the shares of common stock presented for cash to the extent it has sufficient cash flow to do so. The Company may, but is not required to, use available cash flow not otherwise dedicated to a particular use to meet these redemption needs, including cash proceeds generated from the Reinvestment Plan, new offerings, operating cash flow not intended for dividends, borrowings and capital transactions such as asset sales or refinancings. During the Offering and for five years thereafter, at no time during any year would the number of shares redeemed by the Company under the Redemption Plan exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at prior calendar year end. Beginning five years after the termination of the Offering, the Company may annually redeem up to 10% of the shares outstanding as of the prior calendar year end. Participants may also withdraw their request for redemption at any time prior to redemption. The terms of the redemption plan are fully disclosed in the prospectus included in the Company's registration statement.

The Company is not requesting that the Commission take any position, or grant any relief, under Rule 13e-4 in regard to the Redemption Plan at any time during which the number of shares that can be redeemed under the plan could exceed 5% of the number of shares of outstanding common stock of the Company at the prior calendar year end. At any time the number of shares that could be redeemed under the Redemption Plan could exceed the 5% limitation described above, the Company will file a tender offer statement as required by Rule 13e-4 unless the Division of Corporation Finance at that time either (i) agrees to not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the plan under such circumstances, or (ii) exempts such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended with the purpose of Rule 13e-4.

The Company will redeem its common stock promptly after the end of each calendar quarter as set forth below, provided that the requisite written notice of redemption from shareholders is received. All requests for redemption must be received by the Company prior to the end of the applicable quarter or postmarked on or before midnight on the last day of the quarter and received by the Company within five business days thereafter. Shareholders may withdraw their redemption request at any time prior to the last day of the applicable quarter. Withdrawal requests must likewise be received by the Company prior to the end of the applicable quarter or postmarked on or before midnight on the last day of the quarter and received by the Company within five business days thereafter. If the percentage of our shares subject to redemption requests exceeds the then applicable limitations, each shareholder's request will be reduced on a pro rata basis at the end of the applicable quarter. In addition, if the Company does not have such sufficient funds available, at the time when redemption is requested, participants can (i) withdraw their request for redemption or (ii) ask that the Company honor their request at such time, if any, when sufficient funds become available. Such pending requests will generally be honored on a pro-rata basis.

Commitments by the Company to repurchase shares will be communicated to each shareholder who submitted a request either telephonically or in writing at or promptly (no more than five business days) after the fifth business day following the end of each quarter. The Company will redeem the Shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. Shareholders will not relinquish to the Company their shares of common stock, until such time as the Company redeems such shares. The Company will not guarantee that there will be sufficient funds to redeem the shares of its common stock for which a redemption request is received.

During the Offering the Shares will be redeemed at 90% of the offering price, or $9.00 per share. After the Offering, the per share redemption price will be based on the then-current net asset value of the shares; provided that the Company's board of directors may adjust the price based on the consideration of certain factors, such as the then-current offering price (if the Company is conducting a subsequent offering), the then-current per share price of the Company's dividend reinvestment plan (if applicable), and general market conditions. At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the Redemption Plan will be lower than the applicable per share offering price. The board of directors of the Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with shareholders, which include the quarterly distribution reports or annual reports we will provide to shareholders.

Other than the disclosures required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, and the redemption price disclosure in shareholder communications after the Offering, the Company will not publicize its redemption program. The Company will not actively solicit redemptions. Its role in the program will be ministerial and merely to facilitate shareholder redemption requests.

Shares redeemed by the Company will be cancelled and will be held as treasury shares. The Company will not resell such shares to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Redemption Plan and the Company will not accept shares for redemption in the event the shares of common stock of the Company are listed on any securities exchange, the subject of *bona fide* quotes on any inter-dealer quotation system or electronic communications network, or are the subject of *bona fide* quotes in the pink sheets. Additionally, the board of directors of the Company may, in its discretion, amend or suspend the Redemption Plan if it determines that to do so is in the best interest of the Company. If the board of directors amends or suspends the Redemption Plan, the Company will provide shareholders with thirty (30) days advance written notice by means of either (i) an annual or quarterly report sent to shareholders, or (ii) a separate mailing accompanied by disclosure in a current or periodic report under the Exchange Act.

Discussion

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant to the Company an exemption under Rule 102(e) to permit it to effect redemptions under the Redemption Plan, as proposed, inasmuch as such redemptions will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of, the

Company's stock. The Redemption Plan was created solely to provide shareholders of the Company with a vehicle through which, after having held shares and been at risk for at least one year, they can liquidate a portion of their investment in the Company's common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. Further, although shareholders of the Company are apprised of the availability of the redemption feature at the time they purchase their shares, by means of a description in the Company's prospectus, the Company will not actively solicit participation by its shareholders in the Redemption Plan. To the contrary, the Company expects that it will generally prefer that shareholders not participate in the Redemption Plan so the Company can use available cash for other purposes. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions under the Redemption Plan will be ministerial and will merely facilitate the shareholders' exit from their investment with the Company.

Allowing the Company to effect redemptions under the Redemption Plan during an offering should not increase the potential for manipulation of the Company's stock price because the redemption price under the Redemption Plan will be fixed as determined by the board of directors of the Company. Because the redemption price during the Offering will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by such redemptions should be virtually nonexistent. During the Offering and for five years thereafter, in no event will the number of shares redeemed by the Company under the Redemption Plan in any year exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at the end of the previous year. Beginning five years after the termination of the Offering, in no event will the number of shares redeemed by the Company under the Reinvestment Plan in any year exceed 10% of the number of shares of outstanding common stock of the Company at the end of the previous year. The Redemption Plan requires the Company to accept redemption requests on a pro rata basis quarterly. Shares redeemed by the Company will be cancelled and held as treasury shares and will not be resold to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Redemption Plan will terminate once the Company lists its shares on a national exchange or national market, or once a secondary trading market is otherwise established. Except as described above, the terms and conditions applicable to redemptions during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for redemptions under the Redemption Plan, as proposed, during the course of an offering, as described herein. The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003) and T REIT Inc. (Letter dated August 13, 1998), under Regulation M and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (i) shareholders of the Company must hold shares of common stock for at least one year to participate in the Redemption Plan; (ii) there is no trading market for the shares of the Company's common stock and the Company will terminate its Redemption Plan in the event a secondary market for its common stock develops; (iii) during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption; (iv) during the Offering and for five years thereafter, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 5% of the number of shares outstanding of the Company and, beginning five years after the termination of the Offering, the number of shares to be redeemed under the Redemption Plan will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and (v) the terms of the Redemption Plan are fully disclosed in the prospectus included in the Company's registration statement.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were redeemed at prices that were based on the valuation of the partnerships' net assets, and (iv) the redemption programs were to be terminated in the event a secondary market developed. The Company believes the Redemption Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, have a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions under the Redemption Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. As the court in SEC v. Carter Hawley Hale Stores, Inc., 760 F.2nd 945, 950 (9th Cir. 1985), asserted, the term "tender offer" implies (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer's stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Company in respect of redemptions under the Redemption Plan, the Company believes that such redemptions are not tender offers.

The Company believes that, despite the fact that the Redemption Plan will be described in its prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for its shares. Rather, information regarding the Redemption Plan is provided solely for the benefit of the Company's investors in order to provide them with information about the limited liquidity of their investment. Further, although the Company is making the Redemption Plan available to provide shareholders some liquidity, the Company expects that it will generally prefer that shareholders not participate in the plan to allow the Company to use available cash for other purposes.

Additionally, under the Redemption Plan, during the Offering and for five years thereafter, the Company would redeem only up to a maximum of 5% of the number of outstanding shares of its common stock during any year (or, if smaller, the number of Shares that could be purchased by the net proceeds received from the Company's Reinvestment Plan during the applicable calendar year), and beginning five years after the termination of the Offering, the Company would redeem only up to a maximum of 10% of the number of outstanding shares of its common stock during any year. As mentioned above, the Company is not requesting that the Commission take any position, or grant any relief, under Rule 13e-4 in regard to the Redemption Plan at any time during which the number of shares that can be redeemed under the plan could exceed 5% of the number of shares of outstanding common stock of the Company at the prior calendar year end. At any time the number of shares that could be redeemed under the Redemption Plan could exceed the 5% limitation described above, the Company will file a tender offer statement as required by Rule 13e-4 unless the Division of Corporate Finance at that time either (i) agrees to not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases under the plan under such circumstances, or (ii) exempts such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended with the purpose of Rule 13e-4.

Further, no premium is to be paid by the Company for the shares redeemed (indeed, the shares initially will be redeemed at a discount from the then-current offering price, which provides an incentive for the shareholders to hold their shares), and the Redemption Plan is not contingent on the tender of a fixed number of shares. Finally, redemptions under the Redemption Plan may be made for an indefinite period of time. Consequently, the Company believes that redemptions made in accordance with the Redemption Plan would not be "issuer tender offers" subject to the disclosure requirements of Rule 13e-4 during the period in which the number of shares that can be redeemed under the Redemption Plan cannot exceed 5% of the number of the Company's shares outstanding at the prior year end.

In the event the Commission does not concur with the Company's position that such redemptions are not issuer tender offers, the Company respectfully requests an exemption from the disclosure requirements of Rule 13e-4, pursuant to authority provided under Rule 13e-4(h)(9). The Commission has granted such relief in instances where redemptions made under redemption programs were made for cash on a periodic basis at fixed prices which are either based on a discount of the price for a then-existing offering or based generally on the net asset values of the issuer's underlying assets, in some cases subject to the issuer's board approval. Please see CNL Income Properties, Inc. (Letter dated March 11, 2004); Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003); T REIT Inc. (Letter dated June 4, 2001); Puerto Rico Investors Flexible Allocation Fund (Letter dated June 19, 1999); Popular Balanced IRA Trust Fund (Letter dated April 29, 1999); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); Puerto Rico Income & Growth Fund, Inc. (Letter dated March 27, 1998); First Puerto Rico Growth and Income Fund, Inc. (Letter dated November 5, 1997); and Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (Letter dated August 7, 1995). Such exemptions have been granted where no more than 5% of the outstanding shares of the issuer were likely to have been involved in the transactions for which exemptions were requested (such as Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003); CNL American Properties Fund, Inc. (Letter dated August 13, 1998); and Brock Exploration Company (Letter dated June 30, 1980). Because redemptions under the Redemption Plan (i) would be priced based on the offering price during the offering period, (ii) would be made on a quarterly basis, and (iii) would only involve a small percentage of the Company's outstanding shares, the Company believes the Redemption Plan as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (214) 953-6900.

Respectfully submitted,

Curtis B. Anderson
Curtis B. Anderson

Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980

Enclosure